Exhibit 99.2

Announcement FAQs

Who is Jiff?
Jiff redefined the wellbeing industry with an exceptional, mobile-first user experience and the largest ecosystem of health partnerships available in the market. Based in Mountain View, CA, it has about 150 employees and 40+ customers.

It’s important to note that Jiff’s culture is very similar to ours, and we foresee a mutually beneficial integration of our products and people.

Why are we planning to form a single company with Jiff?
We increasingly hear from customers that they don’t want to deal with multiple health technology vendors, and neither do their employees. Employers are clamoring for consolidation of offerings and more comprehensive health benefits solutions, and our planned combination will help meet this need.

Specifically, the combined platform will seek to improve every aspect of an employee’s health experience: from staying healthy, to accessing care, to managing a condition. For benefits and HR leaders, the combined platform will make it more efficient than ever before to communicate with employees, purchase and deploy a wide range of benefit technologies, and measure impact-- enabling them to reap the benefits of lower health care costs and a healthier workforce.

We believe the benefits of the deal include the following:

•	Sets us up for accelerated growth and greater long-term success

•	Combines two very complementary product offerings into the most comprehensive health benefits platform in the industry

•	Enables us to better meet the needs of employers, employees and their families, as well as channel and ecosystem partners

•	Brings together an exceptionally talented group of employees to transform healthcare

When will the deal close?
We expect it to close in the first half of the year, subject to change due to legal procedures that need to be completed.

How much will we pay for Jiff?
At the closing, we will issue approximately 27 million Castlight shares and options (or approximately 20% of the combined company on a fully diluted basis), as consideration to Jiff equity-holders and will issue up to an additional 4 million shares contingent upon achievement of specific growth objectives for the Jiff business in 2017.
Even after the investments required to continue ramping Jiff’s offering in the market place, we expect to have a healthy cash balance by the time we reach cash-flow breakeven to fund our strategic growth initiatives.

How does this impact our executive team?
It is very important to us to blend our leadership teams and to leverage the best of our expertise. Upon closing:

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Gio will become the Executive Chairman. He is 100% committed to Castlight, as well as the mission set forth when he founded the company. Over the last year he has spent the majority of his time focused on strategic partnerships, and he’ll continue helping us build out these and other relationships.

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John Doyle will assume the role of CEO of the combined company. He has been instrumental in setting our strategic direction, positioning us for rapid growth, and implementing a high level of operational discipline as our business matures.

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Jiff’s CEO, Derek Newell, will become President of the combined company. He will run sales and marketing, research and development, and professional services. He is a well-respected healthcare technology professional, will fit very well into our culture, and will add value to our business.

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Lastly, two members of the current Jiff Board of Directors will be appointed to the Castlight Board of Directors effective upon the closing of the transaction, and one of Castlight’s current board members, Ann Lamont, intends to step down.

How will this help us grow?
The combined company will have the most comprehensive health benefits platform in the industry, and will have a sizeable customer footprint and a strong set of partner and channel relationships to build upon.

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Products: Castlight’s strengths in decision-support, data, analytics, and multi-channel outreach are perfect complements to Jiff’s strengths in wellbeing, user experience, and integration of an ecosystem of digital health solutions. Once together, we believe no other company will be better positioned to help employers, as well as millions of employees and their families, manage their health benefits dollars more effectively.

•	Customers: Together, we serve over 240 customers, including over 70 of the Fortune 500.

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Partners: Castlight brings key strategic channel partners like Anthem and SAP. Jiff has strong, long-standing relationships with Willis Towers Watson and Mercer, as well as with over 50 digital health solution partners

After we combine, we anticipate having a larger revenue base that is growing more quickly and with a bigger long-term opportunity than we would have had as a standalone business. We expect the combination will create significant value for customers, users, employees, and shareholders.

Will this impact our goal of being cash-flow breakeven by mid-2017?
Yes, because Jiff has been in investment mode to support their rapid growth, the deal will move Castlight’s targeted cash flow breakeven date from mid 2017 to late 2018. We believe the strategic value of the combined companies and much more powerful long-term financial profile of our business far outweighs the fact that we expect to achieve cash flow breakeven a few quarters later than our prior target. Importantly, we expect the combined company will still have a healthy cash balance of $60 million or greater when this breakeven milestone is reached.

Why are we adding more products and people now?
This strategic combination is consistent with major themes we’ve been discussing. We are highly focused on putting in place the foundation to drive growth from the $100 million run rate level we just crossed to $500 million in revenue in the years ahead. We believe that putting Castlight and Jiff together will meaningfully accelerate our pace toward achieving this goal.

How will our customers be impacted?
Once the deal closes, we anticipate being able to offer an even more robust health benefits platform that will enable us to better serve our customers and engage employees and their families.

Will people lose their jobs?
Both technology and people are part of this deal, and retention is important to the business. There may be overlap in some roles, and we will work through those on an individual basis. Specific changes will be communicated as we transition.

What will the company name be?
The legal entity of the combined company will be Castlight Health, Inc. In the near-term, product portfolios will retain their existing brands and names for now, and we will work together on our joint go-to-market strategy over the next few months.

Why can’t I get more information now?
We understand that you want answers, but the deal has not yet closed and details that need to be finalized are still being determined. We will be able to share information about the combined organization and product roadmap once the deal closes.

When will we interact with Jiff employees?
Our leadership teams have been working together on this deal, and will continue to do so as we finalize details. Individuals who are needed for integration workstreams are being identified and notified. And of course we’re planning joint company activities once the deal closes, so please stay tuned.

Will our benefits and compensation change?
We remain committed to providing employees with a comprehensive and competitive benefits package that will allow us to attract and retain the talent we need to successfully drive the business forward. We will review the benefit programs of both companies and will develop a plan to harmonize these plans following the close of the transaction. We will inform all employees well in advance of any changes.

What should I do now?
First and foremost, please continue business as usual. Our customers and partners are counting on us to keep delivering the same quality products and services as always, and we want to meet our Q1 goals. We will let you know when the deal closes and communicate any changes that may bring.
Some of you may be asked to help with the transaction or learn about Jiff’s products. We encourage you to embrace these opportunities.

Where may I direct my questions?
Please bring them to the special all-hands or submit them to the new “Ask Us” feature on the Lighthouse home page. Please keep in mind that we may not be able to answer all your questions before the deal closes. However, we will consolidate all questions and will post them on Lighthouse once the deal closes.

If this is a private question, please contact your manager or LOC member, but understand that they may not have answers at this early point in the process.

Additional Note:
Because this transaction involves the issuance of Castlight securities, we must provide the following information:

                IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

                In connection with the proposed transaction between Castlight Health, Inc. (“Castlight”) and Jiff, Inc. (“Jiff”), Castlight intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC").  This registration statement will contain a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction.  Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. After the registration statement is declared effective by the SEC, Castlight and Jiff will deliver a definitive joint proxy statement/prospectus/information statement to their respective stockholders. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.

                This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff will be set forth in the joint proxy statement/prospectus/information statement that Castlight intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.